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SEC Mail Processing Section

JUN 13 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securevest Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Avenue, suite 100
(No. and Street)

Morristown	New Jersey	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

August Cellitti 973-605-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 North	Ocean	New Jersey	07712
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 JUN 13 PM 2:44 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securevest Financial Group, as of December, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNETTE TRAPANESE
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2413896
My Commission Expires 10/25/2021



Signature

Chief Executive Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SecureVest
FINANCIAL GROUP
Member FINRA / SIPC

SecureVest Financial Group, Inc.'s Exemption Report

Securevest financial Group, Inc (the "Company") is a registered broker-dealer Subject to rule 17a-5 promulgated by the Securities and exchange Commission (17 C.F.R. § 240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. § 240.17.a-5(d)(1) And (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company has no obligation under 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The company had no obligations under 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

SecureVest Financial Group, Inc.

I, August Cellitti, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
August Cellitti, Chief Executive Officer

February 13,2017

Corporate Headquarters: 163 Madison Avenue, Suite 100, Morristown, NJ 07960 • 973-605-8400
Florida Office: 433 Plaza Real, Suite 245, Boca Raton, FL 33431 • 561-648-6541

June 12, 2017

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Dear SEC:

Please note that the enclosed Exemption Report of SecureVest has been updated to reflect the specific exemption claimed under SEC Customer Protection Rule. Although the firm's original annual report included the Exemption Report, it didn't specify the exemption claimed. We have duly updated the firm's submissions with both FINRA and SIPC as well.

If you have any questions regarding this matter, I can be reached at 908-231-1000, X569, or via email at kgeorge@cfopartners.com.

Regards,



Keith George, Series 27, SecureVest